EXHIBIT 11
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                   NEWELL RUBBERMAID INC. AND SUBSIDIARIES
              COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK
              -------------------------------------------------


                                                                    YEAR ENDED DECEMBER 31,
                                                                 2001         2000           1999
                                                                 ----         ----           ----
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
   BASIC EARNINGS PER SHARE:

      Net income                                              $264,635     $421,575        $95,437
      Weighted average shares outstanding                      266,657      268,437        281,806
   Basic earnings per share                                      $0.99        $1.57          $0.34

   DILUTED EARNINGS PER SHARE:

     Net income                                               $264,635     $421,575        $95,437
     Minority interest in income of subsidiary
       trust, net of tax (1)                                         -            -              -
                                                               -------      -------        -------
     Net income, assuming conversion of all applicable
       securities                                             $264,635     $421,575        $95,437


   Weighted average shares outstanding                         266,657      268,437        281,806
    Incremental common shares applicable to common
      stock options based on the average market price
      during the period                                            391           63            172
    Average common shares issuable assuming conversion
      of the Company-Obligated Mandatorily Redeemable
      Convertible Preferred Securities of a Subsidiary
      Trust (1)                                                      -            -              -
                                                               -------      -------        -------
    Weighted average shares outstanding assuming full
      dilution                                                 267,048      268,500        281,978
    Diluted earnings per share, assuming
      conversion of all applicable securities                    $0.99       $1.57          $0.34

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   (1)  The convertible preferred securities are anti-dilutive in 2001,
        2000 and 1999 and, therefore, have been excluded from diluted earnings per share. Had the convertible preferred shares been included in the diluted earnings per share calculation, net income would be increased by $16.8 million, $16.4 million and $16.3 million in 2001, 2000 and 1999, respectively and weighted average shares outstanding would have increased by 9.9 million shares in all years.